EXHIBIT 99.1

15th April, 2003

The Listing Department
The Stock Exchange, Mumbai	Fax No: 6538297/38
Dalal Steet,
Mumbai

Dear Sir,

Re: AUDITED RESULTS FOR 2002-2003

Pursuant to clause 20 and 41 of the Listing Agreement, we send herewith our audited financial results for the year ended 31st March, 2003, segment reporting, summarized balance sheet as on 31st March, 2003 and the press release in duplicate duly approved at the Board meeting held today.

We will publish the results in the Business Standard and Mumbai Sakal within 48 hours.

We are also pleased to inform you that the Board of Directors have recommended dividend of 30% for the year ended 31st March, 2003.

The Board at its meeting held today has also approved grant of 1,00,00,000 stock options to the employees and the Directors of the Bank subject to the approval of the shareholders of the Bank.

Thanking you

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary

Audited financial results for the quarter and year ended March 31, 2003
(Rs in lacs)

		Results for the	Results for the	Results for the	Results for the
		quarter ended	quarter ended	year ended	year ended
	Particulars	31/03/2003	31/03/2002	31/03/2003	31/03/2002

1	Interest earned (a) + (b) + (c) + (d)	55 722	46 203	202 297	170 299
a	Interest / discount on advances / bills	22 613	16 164	78 668	62 393
b	Income on investments	30 666	24 048	111 295	86 397
c	Interest on balances with Reserve Bank of India and other inter bank funds	2 363	5 952	12 044	21 396
d	Others	80	39	290	113
2	Other income	12 885	10 399	47 310	33 325
A	Total income (1+2)	68 607	56 602	249 607	203 624
3	Interest expended	31 080	27 664	119 196	107 374
4	Operating expenses (e) + (f)	17 152	11 860	59 183	41 795
e	Payment to and provision for employees	4 823	2 756	15 195	10 924
f	Other operating expenses	12 329	9 104	43 988	30 871
B	Total expenditure (3) + (4) (excluding provisions & contingencies)	48 232	39 524	178 379	149 169
C	Operating profit (A - B) (Profit before provisions and contingencies)	20 375	17 078	71 228	54 455
D	Other provisions and contingencies	3 435	5 123	14 143	11 917
E	Provision for taxes	5 278	2 931	18 325	12 834
F	Net profit (C-D-E)	11 662	9 024	38 760	29 704
5	Paid up equity share capital (face value Rs. 10)	28 205	28 137	28 205	28 137
6	Reserves excluding revaluation reserve	196 278	166 091	196 278	166 091
7	Analytical Ratios:
(i)	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
(ii)	Capital adequacy ratio	11.12%	13.93%	11.12%	13.93%
(iii)	Earnings per share (par value Rs.10/- each)
	Basic	4.13	3.21	13.75	11.01
	Diluted	3.83	2.99	12.79	10.29
8	Aggregating of non-promoter shareholding
	Number of shares	213 185 713	212 514 613	213 185 713	212 514 613
	Percentage of shareholding	75.59%	75.53%	75.59%	75.53%

NOTES:

1.	The above audited results for the quarter and year ended March 31, 2003, have been taken on record by the Board at its meeting held on April 15, 2003.

2.	The Board of Directors at their meeting proposed a dividend of Rs 3.00 per share, subject to the approval of the members at the ensuing Annual General Meeting and by Reserve Bank of India. As per the Finance bill, 2003, dividends paid after March 31, 2003 are free of taxation in the hands of the shareholders. This is subject to the Finance bill being enacted by Parliament.

3.	The register of members and share transfer books will remain closed from May 03, 2003 to May 29, 2003, both days inclusive. The Annual General Meeting of the company has been scheduled for June 02, 2003.

4.	During the quarter and year ended March 31, 2003, the Bank allotted 36,100 and 671,100 shares respectively, pursuant to the exercise of stock options by certain employees. The bank also allotted 1,106,500 shares in April, 2003, in respect of options exercised in the last quarter of 2002-03. These shares would rank pari-passu with the existing shares in all respects.

5.	The Reserve Bank of India in its master circular on prudential norms relating to capital adequacy has now capped general loan loss provisions and investment fluctuation reserve at 1.25% of the total risk weighted assets and contingents for inclusion as Tier 2 capital. This is the first time the investment fluctuation reserve has been included in this limit. The bank holds higher levels of general provisions and investment fluctuation reserves which are now therefore, excluded from the Tier 2 capital calculation. But for this ceiling, the total capital adequacy ratio would have been higher by 0.45%.

6.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profits from debt securities.

7.	As is the market practice, the bank pays commission to sales agents and also receives front-ended subventions from dealers and manufacturers for originating retail loans. The bank has, in line with International Accounting Standards, amortized the commissions paid net of commissions / subventions received, over the tenor of the loans on a yield to maturity basis. Consequently, the net profit after tax for the quarter ended and year ended March 31, 2003 is higher by Rs. 4,79 lacs and by Rs. 17,96 lacs respectively. Had the bank followed the revised accounting policy in the previous year, then the net profit after tax would have been higher by Rs. 1,73 lacs and by Rs. 4,44 lacs respectively for the quarter ended and year ended March 31, 2002.

8.	During the year ended March 31, 2003, the total number of branches (including extension counters) and the ATM network increased by 60 branches and 253 ATMs respectively.

9.	Previous period figures have been regrouped / reclassified wherever necessary to conform to current periods classification.

Place: Mumbai	Aditya Puri
Date: April 15, 2003	Managing Director

Segment information in accordance with the Accounting Standard on Segment
Reporting (AS17) of the three operating segments of the Bank are:
(Rs in lacs)

	Results for the	Results for the	Results for the	Results for the
	quarter ended	quarter ended	year ended	year ended
	31/03/2003	31/03/2002	31/03/2003	31/03/2002

1. Segment Revenue
a) Wholesale Banking	45 375	43 470	179 771	160 645
b) Retail Banking	52 416	41 399	193 144	148 744
c) Treasury	11 826	11 107	42 499	40 541

Total	109 617	95 976	415 414	349 930

Less: Inter Segment Revenue	41 010	39 374	165 807	146 306

Income from Operations	68 607	56 602	249 607	203 624

2. Segment Results
a) Wholesale Banking	6 982	5 327	27 222	20 780
b) Retail Banking	5 592	4 343	14 333	10 492
c) Treasury	4 366	2 285	15 530	11 266

Total Profit Before Tax	16 940	11 955	57 085	42 538

3. Capital Employed
(Segment assets — Segment liabilities)
a) Wholesale Banking	715 704	752 161	715 704	752 161
b) Retail Banking	(587 010)	(632 089)	(587 010)	(632 089)
c) Treasury	96 202	78 240	96 202	78 240

Total	224 896	-198 312	224 896	198 312

Note on segment information

The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the ICAI.

The Bank operates in three segments: wholesale banking, retail banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

Segment revenue includes earnings from external customers plus earnings from funds transferred from one segment to the other based on an internal transfer price. Segment result includes revenue less interest expense (whether to customers or to the lending segment based on the internal transfer price) less operating expense and provisions, if any, for that segment.

Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis.

Segment capital employed represents the net assets in that segment. It excludes capital and tax related assets.

The Board has also taken on record the unaudited results for the year ended March 31, 2003, prepared as per US GAAP. The reconciliation of net incomes as per Indian GAAP and US GAAP is as follows:

	(Rs in lacs)

Particulars	Results for the	Results for the
	year ended	year ended
	31/03/2003	31/03/2002

Net profit as per Indian GAAP	38 760	29 704

Adjustments to:
Investments	(3 026)	(3 793)
Loan loss provisions	448	4 061
Affiliates	(103)	182
Stock options	(1 369)	(898)
Deferred tax	1 028	(112)
Others	(600)	440

Net profit as per US GAAP	35 138	29 584

Note on the reconciliation of net incomes as per Indian GAAP and US GAAP

     The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to differences in accounting treatment for amortization of premia on investments held in the “Available for Sale” category, loan loss provisions, deferred stock compensation expense and tax provisions.

Note:	(i)	Rs. = Indian Rupees
	(ii)	10 lacs = 1 million
	(iii)	All figures and ratios are in accordance with Indian GAAP except where specifically mentioned.

Certain statements in this release which contains words or phrases such as “will”, “remains”, “should”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, manage our rapid growth, volatility of interest rates, future levels of non-performing loans, the adequacy of our allowances for investment and credit losses, technological changes, volatility in income from treasury operations, concentrations of funded exposures, our exposure to market risks, as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time, make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank.

Balance Sheet as at 31st March 2003

(Rs. lacs)

	As at	As at
	31-03-2003	31-03-2002

CAPITAL AND LIABILITIES
Capital	28 205	28 137
Reserves and Surplus	196 278	166 091
Employees’ Stock Options (Grants) Outstanding	691	905
Deposits	2 237 607	1 765 381
Borrowings	208 465	182 302
Subordinated debt	20 000	20 000
Other Liabilities and Provisions	351 162	215 922

Total	3 042 408	2 378 738

ASSETS
Cash and balances with Reserve Bank of India	208 196	121 117
Balances with Banks and Money at Call and Short notice	108 726	224 702
Investments	1 338 808	1 200 402
Advances	1 175 486	681 372
Fixed Assets	52 858	37 110
Other Assets	158 334	114 035

Total	3 042 408	2 378 738

NEWS RELEASE

HDFC BANK LIMITED FINANCIAL RESULTS
(INDIAN GAAP)
FOR THE YEAR ENDED MARCH 31, 2003

The Board of Directors of HDFC Bank Limited approved the annual audited (Indian GAAP) accounts for the year ended March 31, 2003 at their meeting held in Mumbai on April 15, 2003. The Board also considered the unaudited US GAAP financial statements for the year ended March 31, 2003.

Financial Performance:

Profit and Loss account — FY 2002-03:

For the financial year ended 31 March 2003, the bank recorded healthy growth in both Profit & Loss Account and Balance Sheet parameters. Net revenues (net interest income plus other income) increased by 35.5% from Rs.962.5 crores in 2001-2002 to Rs.1304.1 crores in 2002-03. Net interest income (interest earned less interest expended) increased by Rs.201.8 crores to Rs.831.0 crores, driven by average asset growth of 26.7% and improvement of 14 basis points in net interest margin, to 3.26%. Other Income (non interest revenues) grew by 42.0% to Rs.473.1 crores in 2002-03 and had three components. Commissions and fees, which are earned from a wide range of retail, transactional and trade services, increased by 47% to Rs 241.8 crores. Profits on sale of investments which represent gains from the bank’s securities trading and debt distribution businesses increased by 27.6% to Rs. 132.5 crores. Foreign exchange and derivatives revenues were up by 48.8% to Rs 95.4 crores, driven by higher customer trade volumes and growth in the interest rate swaps business.

As a result of a significant increase in infrastructural investments, geographical expansion and new product roll-outs, operating expenses as a proportion of total revenues increased from 43.4% in 2001-02 to 45.4% in 2002-03. A major portion of the increase in expenditure related to expansion of the retail asset, credit card and merchant acquiring businesses and an increase in the number of branches and ATMs by 35% and 52% respectively. For 2002-03, total loan loss provisions (general and specific) were Rs. 88.4 crores (Rs 85.8 crores in 2001-02) and provisions for depreciation and amortisation of investments were Rs 52.6 crores (Rs 19.2 crores in 2001-02) representing primarily the amortisation of premia on investments in the ‘held to maturity’ category. After providing for tax of Rs.183.3 crores (previous year Rs.128.3 crores), Net Profit increased by 30.5% to Rs.387.6 crores for the year ended March 31, 2003. Earnings per share (EPS) increased by 24.9% from Rs.11.01 in 2001-02 to Rs.13.75 in 2002-03.

Balance Sheet — March 31, 2003:

For the year ended March 31, 2003, deposits increased by 27% from Rs.17654 crores to Rs.22376 crores. The customer acquisition momentum, driven by branch expansion and the bank’s strategy of providing its retail customers convenient and affordable products delivered through multiple channels, continued to bear fruit with savings account deposits increasing by 58% from Rs.2957 crores to Rs.4663 crores. Advances grew by 72.5% to Rs.11755 crores with total retail advances constituting 29% as of March 31, 2003, as against 21% as at March 31, 2002. The bank’s core customer assets (including advances, commercial paper, corporate debentures, etc.) increased from Rs.10452 crores as of March 31, 2002 to Rs.14450 crores as of March 31, 2003. In addition, the bank held Rs. 2160 crores of investments in securitised paper where the underlying assets were retail loan receivables (for commercial vehicle, car and mortgage loans) and collateralised loan obligations. Total customer assets (including securitisation) were therefore Rs. 16610 crores as of March 31, 2003. Total balance sheet size grew by 28% from Rs.23787 crores to Rs.30424 crores.

Quarterly Performance:

For the quarter ended March 31, 2003, net revenues were 375.3 crores, up by 29.7% from Rs. 289.4 crores in the corresponding quarter ended March 31, 2002. Net interest income increased by 32.9% to Rs. 246.4 crores, driven by balance sheet growth and a marginal improvement in spreads. Other income grew by 23.9% to Rs. 128.9 crores, consisting of commissions of Rs. 61.9 crores, profits on sale of investments of Rs. 38.6 crores and foreign exchange & derivatives revenues of Rs 28.3 crores, as against Rs 51.5 crores, Rs. 33.2 crores and Rs 19.7 crores respectively for the corresponding quarter ended March 31, 2002. Operating expenses increased from Rs.118.6 crores to Rs. 171.5 crores. After providing for loan loss provisions of Rs 14.3 crores, provisions for mark-to-market of investments & amortisation of premia of Rs 19.7 crores and tax of Rs. 52.8 crores, net profit for the quarter was Rs. 116.6 crores. This represents a 29.2% increase over the corresponding quarter ended March 31, 2002 and a 17.9% increase over the immediate preceding quarter ended December, 2002.

US GAAP:

Net Profit computed in accordance with US GAAP (unaudited) for year ended March 31, 2003 was Rs. 351.4 crores, as against Rs. 295.8 crores in the previous year. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to differences in accounting treatment for amortisation of premia on investments held in the “Available for Sale” category (Rs 38 crores in 2002-03 as against Rs. 21 crores in 2001-02), loan loss provisions and deferred stock compensation expense.

Dividend:

The Board of Directors recommended an enhanced dividend of 30% for the year ended March 31, 2003 as against 25% for the previous year. This would be subject to approval from the Reserve Bank of India.

Options:

Employees are one of the major contributors of the success and growth of the Bank. The Board of Directors are looking forward for such continued contribution in future from employees at all levels. With a view to attract, motivate and retain the best talent in the country, it is proposed to grant 10,000,000 stock options to the employees and Directors of the Bank at prevailing market prices on the dates of respective grants. Grant of this fresh set of options would be subject to the approval of the shareholders of the Bank.

Capital Adequacy Ratio:

The bank’s total capital adequacy ratio (CAR) stood at a healthy 11.1%, well above the regulatory minimum of 9%. Of this, Tier 1 CAR was 9.5%. The Reserve Bank of India in its master circular on prudential norms relating to capital adequacy has now capped general loan loss provisions and investment fluctuation reserve at 1.25% of the total risk weighted assets and contingents for inclusion as Tier 2 capital. This is the first time the investment fluctuation reserve has been included in this limit. The bank holds higher levels of general provisions and investment fluctuation reserves which are now therefore, excluded from the Tier 2 capital calculation. But for this ceiling, the total capital adequacy ratio would have been higher by about 0.5%.

Business Update:

Despite the challenging and volatile environment and intensifying competition during 2002-03, the bank grew in business volumes and revenues in all its three business segments — Wholesale Banking, Treasury and Retail Banking. In the wholesale banking business, where the bank caters mainly to corporate and institutional customers, business grew through a combination of adding new customers, cross-selling more products and increasing market share for existing products. The bank’s cash management business, supply chain management products which combine cash management with vendor/distributor finance, as well as new initiatives in the agriculture finance area were the key drivers of growth in this segment.

During 2002-03 the retail franchise experienced significant growth. The total number of retail accounts increased from 2.2 million in March 2002 to over 3.1 million in March 2003, a growth of almost 50%, for the second year in succession. These customers can conveniently deal with the bank through the growing branch network in 122 cities as well as through alternative direct banking channels like ATMs, phone banking (in 80 cities), net banking and mobile banking. From March 2002 to March 2003, the number of branches (including extension counters) increased from 171 to 231 and the size of the bank’s ATM network expanded from 479 to 732. Savings account deposits which reflect the strength of the retail liability franchise, grew by almost 58% in 2002-03. With a significant expansion in the geographical coverage of retail loan products like car loans and personal loans, as well as the launch of new products like 2 wheeler loans, the total retail asset portfolio increased from Rs.1430 crores as of March 31, 2002 to Rs.3163 crores as of March 31, 2003, an increase of 121%. Including the commercial vehicle loan portfolio, which is a mix of retail and transport operator finance, total retail loans touched Rs 3441 crores as of March 31, 2003. The bank’s credit card business which is just over a year old now, has a presence in 18 cities with total number of cards issued at 181,000. The bank also significantly expanded its presence in the “merchant acquiring” business with the total number of point-of-sale (POS) terminals installed by the bank at over 21,000, up from 6480 in the previous year.

Risk Management and Portfolio Quality:

The bank’s portfolio quality remains amongst the best in the Indian banking industry with net non-performing assets (NPAs net of specific loan loss provision, interest in suspense and ECGC claims received) at 0.4% of advances and 0.3% of total customer assets. The bank’s policies on both specific and general loan loss provisions continue to be more conservative than the regulatory requirements. The bank continues to have a policy of holding general provisions of between 1% to 3% for its retail and middle market product programs as well as around 0.4% for corporate standard assets. As on March 31, 2003, total general loan loss provisions were about 1% of standard advances as against the regulatory requirement of 0.25%. The general provisions amounted to about 0.7% of standard customer assets.

Note:	(i)	Rs. = Indian Rupees
	(ii)	1 crore = 10 million
	(iii)	All figures and ratios are in accordance with Indian GAAP except where specifically mentioned.

Certain statements in this release which contains words or phrases such as “will”, “remains”, “should”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, manage our rapid growth, volatility of interest rates, future levels of non-performing loans, the adequacy of our allowances for investment and credit losses, technological changes, volatility in income from treasury operations, concentrations of funded exposures, our exposure to market risks, as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time, make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank.